Exhibit 3.3

ARTICLES OF AMENDMENT TO
ARTICLES OF INCORPORATION OF
ATLANTA CBD, INC

Pursuant to the Official Code of Georgia, §14-2-1003.

Article I - Name of Corporation

The name of the corporation is Atlanta CBD, Inc. (the “Corporation”). The Corporation is organized under the laws of the State of Georgia.

Article II - Amendment

The following amendment to the Articles of Incorporation is hereby adopted:

Section 1 - Preferred Stock Amendment

The preferred stock of the corporation, designated as "Preferred Stock," shall have the following rights and provisions:

1.1 Voting Rights:

As allowed by Georgia Code § 14-2-721(a), investors holding Preferred Stock shall not have any voting rights in any matter brought before the shareholders of the corporation.

1.2 Redemption Features:

Investors holding Preferred Stock shall have the right to request repayment of their investment by providing written notice to the Company. The Company can also redeem Preferred Stock from preferred shareholders by providing them with written notice.

Upon receiving notice from preferred shareholders, the Company shall be obligated to redeem the Preferred Stock within 15 days of receipt of the notice.

1.3 Profit Distributions:

Investors holding Preferred Stock shall be entitled to profit distributions.

The profit distributions shall be calculated as follows:

Investors shall receive an amount equal to the lesser of:

25% interest per annum, or the difference between the ownership percentage of management and 50%. This distribution shall be made to preferred shareholders until a 35% profit goal is achieved.

1.4 Liquidation Preference

In the event of the company's liquidation, dissolution, or winding-up, holders of Preferred Stock shall be entitled to receive, before any distribution to common stockholders, an amount equal to the return of investment plus any accrued profit distributions.

1.5 Conversion Rights

Holders of Preferred Stock shall NOT have the right, at their option, to convert their shares into common stock.

Section 2 – Other Provisions

The board of directors is authorized to adopt any other provisions necessary to implement the preferred stock designations outlined in this Article 1, provided that such provisions are consistent with applicable laws and regulations.

Section 3 - Effective Date

This amendment shall become effective upon filing with the Secretary of State of Georgia.

Section 4 – Amended Articles. Of Incorporation

These Amendments amend the Articles of Incorporation of the Corporation to include the above designation for Preferred Stock.

Article III – Approval

The Amendment of the Articles of Incorporation of the Corporation was approved by the Board of Directors and recommended to Shareholders for their approval.

Article IV – Adoption

The Amendment of the Articles of Incorporation of the Corporation was duly adopted by the Board of Directors of Atlanta CBD, Inc., on October 2, 2023_, and by shareholders on October 3, 2023, in accordance with the provisions of O.C.G.A. §14-2-1003.

IN WITNESS WHEREOF, the undersigned, being the President and Secretary of Atlanta CBD, Inc, respectively, do hereby certify that the foregoing amendment was adopted in accordance with the requirements of the Official Code of Georgia.

/s/ Xavier Carter	October 4, 2023
President Xavier Carter	Date

/s/ Stephanie Carter	October 5, 2023
Secretary Stephanie Carter	Date